SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com
News Release October 25, 2002

Stora Enso launches asset restructuring plan for printing papers

HELSINKI, Finland—Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board of Directors at its meeting on 24 October 2002 approved a comprehensive asset restructuring plan that will improve the Group’s asset quality in the Magazine and Fine Paper businesses. This plan is part of an ongoing programme by Stora Enso to increase the overall competitiveness of its assets, which include about a hundred production units, whilst meeting the growing quality and volume demands of its customers. The plan includes targeted investments, machine specialisation measures and elimination of less-competitive production assets.

Magazine Paper

Uncoated magazine paper, used in periodicals and advertising material, is a core product for Stora Enso. The supply and demand balance, and forecast capacity utilisation of this product in Europe is sound, and the annual growth is healthy. Although currently competitive, Stora Enso’s European asset base needs to be modernised to maintain its competitive edge.

The main elements of the asset restructuring plan are:

New PM12 at Kvarnsveden

To improve its competitiveness in uncoated magazine paper production, Stora Enso intends to build a new paper machine at the Kvarnsveden Mill in Sweden, subject to requisite permissions being granted. The annual production capacity of the machine will be about 400 000 tonnes of high-quality super-calendared (SC) papers. To meet quality demands, the paper will be based on virgin fibre. The total investment at Kvarnsveden is estimated at EUR 450 million. The machine is expected to start up in mid 2005.

Shutdown of PM9 at Kvarnsveden

The plan for the Kvarnsveden Mill includes shutting down its PM9, which has an annual capacity of 130 000 tonnes of improved newsprint. The shutdown will coincide with the start-up of the new SC machine.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine paper, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

Rebuild of PM6 at Maxau

The asset restructuring plan also includes a EUR 168 million investment to rebuild PM6 at the Maxau Mill in Germany to enhance its productivity and competitiveness. The machine produces SC-B paper based on recovered fibre. The annual production capacity will increase by 120 000 tonnes to 260 000 tonnes. The rebuild will be completed in the second half of 2004.

The main markets for the paper machines at Kvarnsveden and Maxau will be in Europe. Intercontinental customers can be served too because of the excellent cost base of both lines.

Grade change for PM3 at Langerbrugge

After the start-up of the new paper machine at Kvarnsveden, PM3 at the Langerbrugge Mill, which has an annual capacity of 165 000 tonnes, will be transferred from mainly high-quality SC to exclusively SC-B. This will allow Langerbrugge to maximise the usage of recycled fibre.

Divestment of Wolfsheck Mill

In addition, the Group intends to divest its Wolfsheck Mill in Germany, as it is judged that the machinery cannot be kept competitive in its present standard grades in the longer term. The mill has two paper machines producing some 150 000 tonnes of high-quality SC paper and wallpaper base annually.

These steps, scheduled for completion in 2005, will increase the Group’s annual capacity in high-quality SC by a net 195 000 tonnes and in SC-B and improved newsprint by a net 150 000 tonnes, taking into account the previously announced shutdown of the PM2 and rebuilding of PM3 at Langerbrugge.

Fine Paper

Office papers are core products in Stora Enso’s portfolio, partly because they balance profit-wise the more advertising-driven paper grades. Capacity utilisation in the European copy paper market is forecast to be over 90 % for the coming years. It is important for Stora Enso to keep pace with technical developments and customers’ quality needs.

As an essential part of its office paper asset restructuring programme, Stora Enso has approved an investment of EUR 125 million to rebuild the uncoated fine paper machine (PM3) at the Veitsiluoto Mill in Finland. The aim of the rebuild, scheduled for completion in November 2003, is to improve the machine’s competitiveness and product quality in the growing office paper market. Its annual production capacity will increase by 115 000 tonnes to 290 000 tonnes.

Strategy and financial targets unchanged

Stora Enso will maintain its strategy of growing profitably through mergers and acquisitions in addition to selected investments. The above investments fall within Stora Enso’s target of keeping capital expenditure at or below the level of depreciation over the cycle. Each project meets the Group’s financial return targets and will be financed from cash flow.

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On Friday 25 October you are most welcome to participate in the:

PRESS CONFERENCE in STOCKHOLM hosted by DCEO Björn Hägglund and SEVP Bernd Rettig at World Trade Centre, Conference Centre, meeting room “Paris” at 10.00 Swedish time.

PRESS CONFERENCE in HELSINKI hosted by SEVP Jussi Huttunen and CFO Esko Mäkeläinen at Stora Enso’s Office, Kanavaranta 1, Auditorio at 11.00 Finnish time. This conference will be held in Finnish only.

For further information, please contact:

Bernd Rettig, Senior Executive Vice President, Magazine Paper, +49 211 581 2310
Jussi Huttunen, Senior Executive Vice President, Fine Paper, +44 208 432 1573
Kari Vainio, Executive Vice President, Corporate Communications, +44 7799 348 197
Keith Russell, Senior Vice President, Investor Relations, +44 7775 788 659
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. +1 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. +1 715 422 1521

www.storaenso.com
www.storaenso.com/kvarnsveden
www.storaenso.com/veitsiluoto

Stora Enso Magazine Paper is the world’s second-largest producer of coated and uncoated magazine papers. The main markets are in Europe and North America. The product area has an annual production capacity of 4.6 million tonnes. Magazine paper is used for magazines, printed advertising material, catalogues and direct marketing.

Stora Enso Fine Paper is the world’s second-largest producer of graphic papers and the sixth-largest producer of office papers. The main markets are Europe and North America. The product area has an annual production capacity of 3.8 million tonnes. Fine paper is used for document printing, commercial printing and high-quality books. Stora Enso’s main office paper production units at Nymölla and Veitsiluoto are profitable, and their products are well positioned in the market. They combine strong brands, continued product development and good customer service.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: October 25, 2002